KIEWIT CONSTRUCTION & MINING GROUP

                        Index to Financial Statements
                    and Financial Statement Schedules and
                    Management's Discussion and Analysis
              of Financial Condition and Results of Operations



                                                                       Pages
____________________________________________________________________________

Report of Independent Accountants

Financial Statements as of December 25, 1993 and
  December 26, 1992 and for the three years ended
  December 25, 1993:

  Statements of Earnings
  Balance Sheets
  Statements of Cash Flows
  Statements of Changes in Stockholders' Equity
  Notes to Financial Statements


Financial Statement Schedules for the three years ended
  December 25, 1993:

  VIII--Valuation and Qualifying Accounts and Reserves

Management's Discussion and Analysis of Financial
  Condition and Results of Operations
____________________________________________________________________________

Schedules not indicated above have been omitted because of the absence of the conditions under which they are required or because the information called for is shown in the financial statements or in the notes thereto.

                      REPORT OF INDEPENDENT ACCOUNTANTS





The Board of Directors and Stockholders
Peter Kiewit Sons', Inc.

We have audited the financial statements and the financial statement schedules of Kiewit Construction & Mining Group, a business group of Peter Kiewit Sons', Inc. (as defined in Note 1 to these financial statements) as listed in the index on the preceding page of this exhibit to Form 10-K. These financial statements and financial statement schedules are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and financial statement schedules based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above, when read in conjunction with the consolidated financial statements of Peter Kiewit Sons', Inc. and Subsidiaries, present fairly, in all material respects, the financial position of Kiewit Construction & Mining Group as of December 25, 1993 and December 26, 1992, and the results of its operations and its cash flows for each of the three years in the period ended December 25, 1993 in conformity with generally accepted accounting principles. In addition, in our opinion, the financial statement schedules referred to above, when considered in relation to the basic financial statements taken as a whole, present fairly, in all material respects, the information required to be included therein.

As discussed in Note 2 to the financial statements, the Group has changed its method of accounting for income taxes in 1992, and its method of accounting for certain investments in debt and equity securities in 1993.




                                     COOPERS & LYBRAND




Omaha, Nebraska
March 18, 1994

                    KIEWIT CONSTRUCTION & MINING GROUP

                           Statements of Earnings

                 For the three years ended December 25, 1993


(dollars in millions, except per share data)    1993        1992        1991
____________________________________________________________________________

Revenue                                      $ 1,777     $ 1,671     $ 1,834
Other Income                                      45          70          49
                                             _______     _______     _______
                                               1,822       1,741       1,883

Costs and Expenses:
  Cost of revenue                              1,583       1,513       1,725
  Selling and administrative                     118         114         111
  Interest                                         3           2           5
                                             _______     _______     _______
                                               1,704       1,629       1,841
                                             _______     _______     _______

Earnings from Continuing Operations
  Before Income Taxes and Cumulative
  Effect of Change in Accounting
  Principle                                      118         112          42

Provision for Income Taxes                        38          43          19
                                             _______     _______     _______

Earnings Before Cumulative Effect
  of Change in Accounting Principle               80          69          23

Cumulative Effect of Change in
  Accounting Principle                             -          13           -
                                             _______     _______     _______

Net Earnings                                 $    80     $    82     $    23
                                             =======     =======     =======

Net Earnings Per Common and Common
  Equivalent Share:

    Earnings Before Cumulative Effect
      of Change in Accounting Principle $ 4.63 $ 3.79 $ 1.12 Cumulative Effect of Change in
      Accounting Principle                         -         .69           -
                                             _______     _______     _______

    Net Earnings                             $  4.63     $  4.48     $  1.12
                                             =======     =======     =======
____________________________________________________________________________

See accompanying notes to financial statements.

                    KIEWIT CONSTRUCTION & MINING GROUP

                              Balance Sheets

                   December 25, 1993 and December 26, 1992


(dollars in millions)                                   1993           1992
___________________________________________________________________________

Assets

Current Assets:
  Cash and cash equivalents                           $   99         $   68
  Marketable securities                                  183            248
  Receivables, less allowance of $5 and $2               215            220
  Costs and earnings in excess of billings on
    uncompleted construction contracts                    75             53
  Investment in construction joint ventures               81             48
  Deferred income taxes                                   48             52
  Other                                                   18             14
                                                      ______         ______

Total Current Assets                                     719            703

Property, Plant and Equipment, at cost:
  Land                                                    14             14
  Buildings                                               28             22
  Equipment                                              449            434
                                                      ______         ______
                                                         491            470

  Less accumulated depreciation and amortization        (384)          (366)
                                                      ______         ______

Net Property, Plant and Equipment                        107            104

Deferred Income Taxes                                      9              5

Other Assets                                              54             50
                                                      ______         ______
                                                      $  889         $  862
                                                      ======         ======
___________________________________________________________________________

See accompanying notes to financial statements.

                     KIEWIT CONSTRUCTION & MINING GROUP

                                 Balance Sheets

                    December 25, 1993 and December 26, 1992


(dollars in millions)                                          1993      1992
_____________________________________________________________________________

Liabilities and Stockholders' Equity

Current Liabilities:
  Accounts payable, including retainage of $37 and $35       $  148    $  159
  Current portion of long-term debt                               4         2
  Accrued construction costs and billings in excess
    of revenue on uncompleted contracts                          87        95
  Accrued insurance costs                                        65        66
  Other                                                          43        39
                                                             ______    ______

Total Current Liabilities                                       347       361

Long-Term Debt, less current portion                             10        12

Other Liabilities                                                52        52

Stockholders' Equity (Redeemable Common Stock,
  $391 million aggregate redemption value)

  Common equity                                                 483       438
  Foreign currency adjustment                                    (3)       (1)
                                                             ______    ______
Total Stockholders' Equity                                      480       437
                                                             ______    ______
                                                             $  889    $  862
                                                             ======    ======
_____________________________________________________________________________

See accompanying notes to financial statements.

                         KIEWIT CONSTRUCTION & MINING GROUP

                               Statements of Cash Flows

                      For the three years ended December 25, 1993


(dollars in millions)                                1993      1992      1991
_____________________________________________________________________________

Cash flows from operations:
  Net earnings                                     $   80    $   82    $   23
  Adjustments to reconcile net earnings to
    net cash provided by operations:
      Cumulative effect of change in
        accounting principle                            -       (13)        -
      Depreciation and amortization                    48        47        54
      (Gain) loss on sale of property, plant
        and equipment, and other assets                15       (11)      (14)
      Change in other noncurrent liabilities            7        16        14
      Deferred income taxes                             4       (12)      (22)

      Change in working capital items:
        Receivables                                     5        (9)        5
        Costs and earnings in excess of
          billings on uncompleted
          construction contracts                      (22)       18         4
        Investment in construction joint
          ventures                                    (33)       (3)       25
        Other current assets                            7         1         5
        Accounts payable                               (9)       (9)       18
        Accrued construction costs and
          billings in excess of revenue
          on uncompleted contracts                     (8)      (21)      (21)
        Other liabilities                               3        (6)       42
      Other                                           (10)       11       (11)
                                                   ______    ______    ______
           Net cash provided by operations             87        91       122

Cash flows from investing activities:
  Proceeds from sales and maturities of
    marketable securities                             773       931       605
  Purchases of marketable securities                 (741)     (983)     (685)
  Proceeds from sale of property, plant
    and equipment                                      14        19        23
  Capital expenditures                                (54)      (40)      (57)
  Investment in affiliates                             (9)      (16)        -
  Other                                                (3)       (5)       (4)
                                                   ______    ______    ______
           Net cash used in investing activities      (20)      (94)     (118)
______________________________________________________________________________
See accompanying notes to financial statements.

                    KIEWIT CONSTRUCTION & MINING GROUP

                For the three years ended December 25, 1993



(dollars in millions)                               1993       1992      1991
_____________________________________________________________________________

Cash flows from financing activities:
  Long-term debt borrowings                       $    2     $    2    $   10
  Payments on long-term debt, including
    current portion                                   (2)        (9)      (20)
  Issuances of common stock                           16         24         5
  Repurchases of common stock                        (14)       (21)      (32)
  Dividends paid                                     (10)        (7)       (6)
  Exchange of Class B&C Stock for Class
    D Stock, net                                     (26)       (32)        -
  Contribution from parent                             -          -        58
                                                  ______     ______    ______
      Net cash provided by (used in)
        financing activities                         (34)       (43)       15
Effect of exchange rates on cash                      (2)        (4)        -
                                                  ______     ______    ______
Net increase (decrease) in cash and
  cash equivalents                                    31        (50)       19
Cash and cash equivalents at beginning
  of year                                             68        118        99
                                                  ______     ______    ______
Cash and cash equivalents at end of year          $   99     $   68    $  118
                                                  ======     ======    ======
Supplemental disclosures of cash
  flow information:
    Taxes                                         $   54     $   66    $    7
    Interest                                           3          3         5
_____________________________________________________________________________
See accompanying notes to financial statements.

                  KIEWIT CONSTRUCTION & MINING GROUP

               Statements of Changes in Stockholders' Equity

                 For three years ended December 25, 1993


(dollars in millions, except per share data)      1993        1992       1991
_____________________________________________________________________________

Common equity:

  Balance at beginning of year                  $  438       $  398     $  350
  Issuances of stock                                16           24          5
  Repurchases of stock                             (14)         (21)       (32)
  Exchange of Class B&C Stock for Class D
    Stock, net                                     (26)         (32)         -
  Net earnings                                      80           82         23
  Dividends (per share: $.70 in 1993, $.70 in
    1992 and $.30 in 1991) (a)                     (11)         (13)        (6)
  Contribution from parent                           -            -         58
                                                ______       ______     ______
  Balance at end of year                        $  483       $  438     $  398
                                                ======       ======     ======
Other equity adjustments:
  Balance at beginning of year                  $   (1)      $    2     $    -
  Foreign currency adjustment                       (2)          (3)         2
                                                ______       ______     ______
  Balance at end of year                        $   (3)      $   (1)    $    2
                                                ======       ======     ======
Total stockholders' equity                      $  480       $  437     $  400
                                                ======       ======     ======
______________________________________________________________________________

(a) 1993 and 1992 dividends include $.40 and $.30 for dividends declared in 1993 and 1992, respectively, but paid in January of the subsequent year. 1991 reflects dividends paid by PKS on its previous common stock that have been attributed to the Construction & Mining Group and the Diversified Group based upon the relative formula values of each group which were determined at the end of each preceding year. Accordingly, the dividends reflected for those years may bear no relationship to the dividends that would have been declared by the Board in such years had the D Stock and B&C Stock been outstanding.

See accompanying notes to financial statements.

                     KIEWIT CONSTRUCTION & MINING GROUP

                         Notes to Financial Statements


(1)   Basis of Presentation
      _____________________

      The Class B&C Stock and the Class D Stock are designed to provide stockholders with separate securities reflecting the performance of Peter Kiewit Sons', Inc.'s ("PKS") construction business and certain mining services ("Construction & Mining Group") and its other businesses ("Diversified Group"), respectively. Dividends on the Class B&C Stock are limited to the legally available funds of PKS less the Class D formula value which is to be reduced by any dividends on Class D Stock declared during the current year. Subject to this limitation, the Board of Directors intends to declare and pay dividends on the Class B&C Stock based primarily on the Construction & Mining Group's separately reported financial condition and results of operations.

      The financial statements of the Construction & Mining Group include the financial position, results of operations and cash flows for PKS' construction business and certain mining service businesses held by wholly-owned subsidiaries, Kiewit Construction Group Inc. and Kiewit Mining Group Inc., respectively, and a portion of the PKS corporate assets and liabilities and related transactions which are not separately identified with the ongoing operations of the Construction
      & Mining Group or the Diversified Group. These financial statements have been prepared using the historical amounts included in the PKS consolidated financial statements. Corporate amounts reflected in these financial statements are determined based upon methods which management believes to be reasonable (Note 3).

      Although the financial statements of PKS' Construction & Mining Group and Diversified Group separately report the assets, liabilities and stockholders' equity of PKS attributed to each such group, legal title to such assets and responsibility for such liabilities will not be affected by such attribution. Holders of Class B&C Stock and Class D Stock are stockholders of PKS. Accordingly, the PKS consolidated financial statements and related notes should be read in conjunction with these financial statements.

(2)   Summary of Significant Accounting Policies
      _________________________________________

      Principles of Group Presentation
      ________________________________

      These financial statements include the accounts of the Construction & Mining Group ("the Group"). The Group's and Diversified Group's financial statements, taken together, comprise all the accounts included in the PKS consolidated financial statements. All significant intercompany accounts and transactions, except those directly between the Group and the Diversified Group, have been eliminated. Investments in construction joint ventures and other companies in which the Group exercises significant influence over operating and financial policies are accounted for by the equity method. The Group accounts for its share of the operations of the construction joint ventures on a pro rata basis in the statements of earnings.

                     KIEWIT CONSTRUCTION & MINING GROUP

                         Notes to Financial Statements


(2)  Summary of Significant Accounting Policies (continued)
     ______________________________________________________

     Construction Contracts
     ______________________

     The Group operates generally within North America as a general contractor and engages in various types of construction projects for both public and private owners. Credit risk is minimal with public (government) owners since the Group ascertains that funds have been appropriated by the governmental project owner prior to commencing work on public projects. Most public contracts are subject to termination at the election of the government. In the event of termination, the Group is entitled to receive the contract price on completed work and reimbursement of termination related costs, plus a reasonable profit on such costs. Credit risk with private owners is minimized because of statutory mechanics liens, which give the Group high priority in the event of lien foreclosures following financial difficulties of private owners.

     The Group recognizes revenue on long-term construction contracts and joint ventures on the percentage-of-completion method based upon engineering estimates of the work performed on individual contracts. Provisions for losses are recognized on uncompleted contracts when they become known. Claims for additional revenue are recognized in the period when allowed.

     Assets and liabilities arising from construction activities, the operating cycle of which extends over several years, are classified as current in the financial statements. A one-year time period is used as the basis for classification of all other current assets and liabilities.

     The costs to repair equipment used on construction contracts are charged against such contracts and included in cost of revenue.

     Depreciation and Amortization
     _____________________________

     Depreciation and amortization are computed on accelerated and straight-line methods.

     Foreign Currencies
     __________________

     The local currencies of certain construction company subsidiaries are the functional currencies for financial reporting purposes. Assets and liabilities are translated into U.S. dollars at year-end exchange rates. Revenue and expenses are translated using average exchange rates prevailing during the year. Gains or losses resulting from currency translation are recorded as adjustments to stockholders' equity.

                      KIEWIT CONSTRUCTION & MINING GROUP

                         Notes to Financial Statements

(2)  Summary of Significant Accounting Policies (continued)
     ______________________________________________________

     Earnings Per Share
     __________________

     Primary earnings per share of Class B&C Stock have been computed using the weighted average number of shares outstanding during each year. For purposes of computing earnings per share data for periods prior to January 8, 1992, the number of Class B&C shares are assumed to be the same as the aggregate number of previous Class B and Class C shares.
     The number of shares used in computing primary earnings per share was 17,290,971 in 1993, 18,262,680 in 1992 and 20,588,236 in 1991. Fully
     diluted earnings per share have not been presented because it is not significantly different from primary earnings per share.

     Marketable Securities
     _____________________

     On December 25, 1993, the Group adopted Statement of Financial Accounting Standards ("SFAS") No. 115, "Accounting for Certain Investments in Debt and Equity Securities," which addresses the accounting and reporting of investments in equity securities with readily determinable fair values and all investments in debt securities. The statement does not apply to investments in equity securities accounted for under the equity method nor to investments in consolidated subsidiaries. No significant impact resulted from adopting SFAS No. 115. See Note 4 for additional disclosures.

     Income Taxes
     ____________

     At the beginning of 1992, the Group adopted Statement of Financial Accounting Standards ("SFAS") No. 109, "Accounting for Income Taxes," which requires recognition of deferred tax liabilities and assets for the expected future tax consequences of events that have been included in the financial statements or tax returns. Under this method, deferred tax liabilities and assets are determined based on the difference between the financial and tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. In 1992, the Group recorded income of $13 million, which represented the increase in the net deferred tax assets, as a result of the accounting change. This amount has been reflected in the statements of earnings as a cumulative effect of change in accounting principle.

     Reclassifications
     _________________

     Where appropriate, items within the financial statements and notes thereto have been reclassified from previous years to conform to current year presentation.

     Fiscal Year
     ___________

     The Group's fiscal year ends on the last Saturday in December. There were 52 weeks each in the fiscal years 1993, 1992 and 1991.

                    KIEWIT CONSTRUCTION & MINING GROUP

                        Notes to Financial Statements

(3)  Corporate Activities
     ____________________

     Financial structure - Cash, cash equivalents and marketable securities were allocated to the Group and the Diversified Group based on the desired capital structure of the two groups at December 28, 1991. Financial statement impacts of dividends paid to holders of Class B&C Stock and repurchases and issuances of Class B&C Stock in 1993 and 1992 were reflected in their entirety in the Group's financial statements.
     The value of common stock issuances and repurchases and related dividends in 1991 were generally attributed to the Group and the Diversified Group based upon the relative formula values of each group, which were determined at the end of 1990.

     The desired capital structure at December 28, 1991 for the Group was stockholders' equity of $400 million. It was determined by PKS management that this was the appropriate level of equity at December 28, 1991 necessary for the Group to continue its traditional construction and mining service businesses, based upon certain factors such as contract volume, prequalification requirements to bid on projects, bonding requirements of its outside insurance company, and working capital requirements. The capital structure of the Diversified Group consisted of the remaining equity of PKS and provided the equity and liquidity to allow the Diversified Group the opportunity to invest in capital intensive businesses, a primary objective of the reorganization. In order to attain the desired capital structure, PKS contributed $58 million of equity to the Group on December 28, 1991.

     PKS has corporate assets, liabilities and related income and expense which are not separately identified with the ongoing operations of the Group or the Diversified Group. The Group's 50% portion is as follows (in millions):
                                                          1993         1992
                                                         _____        _____
       Cash and cash equivalents                         $  47        $  45
       Marketable securities                                11           12
       Property, plant and equipment, net                   12            9
       Deferred taxes and other                             11           15
                                                         _____        _____
            Total Assets                                 $  81        $  81
                                                         =====        =====

       Accounts payable                                  $  27        $  25
       Convertible debentures                                2            2
       Notes to former stockholders                          8            9
       Liability for stock appreciation rights               2            3
       Other liabilities                                     5            5
                                                         _____        _____
            Total Liabilities                            $  44        $  44
                                                         =====        =====

                                                       1993    1992    1991
                                                       ____    ____    ____

       Net investment income (expense)                 $(1)    $  3    $  4
       Depreciation                                     (2)      (2)     (1)
       Stock appreciation rights costs                  (1)      (1)     (3)
       Other income (expense)                            4        4      (2)

                      KIEWIT CONSTRUCTION & MINING GROUP

                          Notes to Financial Statements

 (3)  Corporate Activities (continued)
      ________________________________

      Corporate general and administrative costs - a portion of corporate general and administrative costs has been allocated to the Group based upon certain measures of business activities, such as employment, investments and sales, which method management believes to be reasonable. The allocations were $26 million, $27 million, and $25 million in 1993, 1992 and 1991, respectively.

      Income taxes - All domestic members of the PKS affiliated group are included in the consolidated U.S. income tax return filed by PKS. Accordingly, the provision for income taxes and the related payments or refunds of tax are determined on a consolidated basis.

      The financial statement provision and actual cash tax payments have been reflected in the Group's and the Diversified Group's financial statements in accordance with PKS' tax allocation policy for such groups. In general, such policy provides that the consolidated tax provision and related cash flows and balance sheet amounts are allocated between the Group and the Diversified Group, for group financial statement purposes, based principally upon the financial income, taxable income, credits, preferences and other amounts directly related to the respective groups. The provision for estimated United States income taxes for the Group does not differ materially from that which would have been determined on a separate return basis.

(4)   Disclosures about Fair Value of Financial Instruments
      _____________________________________________________

      The following methods and assumptions were used to determine classification and fair values of financial instruments:

      Cash and Cash Equivalents
      _________________________

      Cash equivalents generally consist of highly liquid debt instruments purchased with a maturity of three months or less. The securities are stated at cost, which approximates fair value.

      Marketable Securities
      _____________________

      The Group has classified all marketable securities as available-for-sale. The amortized cost of the securities used in computing unrealized and realized gains and losses are determined by specific identification. Fair values are estimated based on quoted market prices for the securities on hand or for similar investments. Fair values of certificates of deposit approximate cost. Net unrealized holding gains and losses, if any, are reported as a separate component of stockholders' equity, net of tax.

                         KIEWIT CONSTRUCTION & MINING GROUP

                            Notes to Financial Statements

(4)   Disclosures about Fair Value of Financial Instruments (continued)
      _________________________________________________________________

      At December 26, 1992 the cost of marketable securities approximated fair value. At December 25, 1993 the cost, unrealized holding gains and losses, and estimated fair values of marketable securities are as follows:

                                               Unrealized   Unrealized
                                   Amortized     Holding      Holding    Fair
                                      Cost        Gains       Losses    Value
                                   _________   __________   __________  _____
      Equity securities             $   29        $   -        $   -    $  29
      U.S. debt securities              40            -            -       40
      State and political
        subdivision debt
        securities                      48            1            -       49
      Corporate debt securities         49            -            1       48
      Collateralized
        mortgage obligations             2            -            -        2
      Certificates of deposit           15            -            -       15
                                   _______        _____        _____    _____
                                   $   183        $   1        $   1    $ 183
                                   =======        =====        =====    =====

      For debt securities, amortized costs do not vary significantly from principal amounts. Realized gains and losses on sales of marketable securities were $2 and $25, respectively, in 1993.

      The contractual maturities of the debt securities are as follows:

                                              Amortized Cost     Fair Value
                                              ______________     __________
      U.S. debt securities:
        less than 1 year                          $  23             $  23
        1-5 years                                    17                17
                                                  _____             _____
                                                  $  40             $  40
                                                  =====             =====
      State and political subdivision
        debt securities:
          less than 1 year                        $   2             $   2
          1-5 years                                  40                41
          5-10 years                                  -                 -
          over 10 years                               6                 6
                                                  _____             _____
                                                  $  48             $  49
                                                  =====             =====
       Corporate debt securities:
         less than 1 year                         $   3             $   3
         1-5 years                                   46                45
                                                  _____             _____
                                                  $  49             $  48
                                                  =====             =====
       Certificates of deposit:
         less than 1 year                         $  15             $  15
                                                  =====             =====

       Maturities for the collateralized mortgage obligations have not been presented as they do not have a single maturity date.

                      KIEWIT CONSTRUCTION & MINING GROUP

                          Notes to Financial Statements


(4)   Disclosures about Fair Value of Financial Instruments (continued)
      _________________________________________________________________

      Long-term Debt:
      _______________

      The fair value of debt was estimated using the incremental borrowing rates of the Group for debt of the same remaining maturities and approximates the carrying amount.

(5)   Retainage on Construction Contracts
      ___________________________________

      Marketable securities at December 25, 1993 and December 26, 1992 include approximately $56 million and $48 million, respectively of investments which are being held by the owners of various construction projects in lieu of retainage.

      Receivables at December 25, 1993 and December 26, 1992 include approximately $37 million and $35 million, respectively, of retainage on uncompleted projects, the majority of which is expected to be collected within one year.

                     KIEWIT CONSTRUCTION & MINING GROUP

                         Notes to Financial Statements

(6)   Investment in Construction Joint Ventures
      _________________________________________

      The Group has entered into a number of construction joint venture arrangements. Under these arrangements, if one venturer is financially unable to bear its share of costs, the other venturers will be required to pay those costs.

      Summary joint venture financial information follows:

      Financial Position (dollars in millions)            1993          1992
      ______________________________________________________________________

      Total Joint Ventures
        Current assets                                  $  563        $  395
        Other assets (principally construction
          equipment)                                        71            39
                                                        ______        ______
                                                           634           434

        Current liabilities                               (481)         (181)
                                                        ______        ______
          Net assets                                    $  153        $  253
                                                        ======        ======
      Group's Share
        Equity in net assets                            $   80        $   51
        Receivable (payable) from (to) joint
          ventures                                           1            (3)
                                                        ______        ______
          Investment in construction joint
            ventures                                    $   81        $   48
                                                        ======        ======
      ______________________________________________________________________

      Operations (dollars in millions)      1993          1992          1991
      ______________________________________________________________________

      Total Joint Ventures
      ____________________

        Revenue                           $  906        $  575        $  565
        Costs                                841           522           703
                                          ______        ______        ______
        Operating income (loss)           $   65        $   53        $ (138)
                                          ======        ======        ======

      Group's Share
      _____________

        Revenue                           $  430        $  269        $  337
        Costs                                372           243           352
                                          ______        ______        ______
        Operating income (loss)           $   58        $   26        $  (15)
                                          ======        ======        ======
      ______________________________________________________________________

                    KIEWIT CONSTRUCTION & MINING GROUP

                        Notes to Financial Statements

(6)   Investment in Construction Joint Ventures (continued)
      _____________________________________________________

      Management of the nonsponsored Denmark tunnel project completed a cost estimate in 1993 which indicated a favorable variance in the estimated costs of the project. As a result of this cost estimate and negotiations with the owner, the Group's management has reduced reserves by $20 million which had been maintained to provide for the Group's share of estimated losses on the project. Management believes that the resolution of the uncertainties in completing the tunnel, primarily due to adverse soil conditions, should not materially affect the Group's financial position.

      Operating income in 1991 was unfavorably impacted by losses on certain joint venture contracts including recording estimated losses on a nonsponsored Denmark tunnel project of $32 million.

(7)   Other Assets
      ____________

      In 1992 the Group purchased a 30% ownership interest in an electrical contracting business for approximately $16 million. In 1993 the Group purchased an additional 6% ownership interest for approximately $3 million. The investment is accounted for on the equity method.

(8)   Long-Term Debt
      ______________

      At December 25, 1993 and December 26, 1992, long-term debt consisting of a portion of PKS' notes to former stockholders and convertible debentures which have been allocated equally to the Group and the Diversified Group, and specifically attributed debt was as follows:

      (dollars in millions)                                   1993     1992
      _____________________________________________________________________

      7.5%-11.6% Notes to former stockholders, 1994-2001     $   8    $   9
      6.25%-10.50% Convertible debentures, 1999-2003             3        2
      Other                                                      3        3
                                                             _____    _____
                                                                14       14
      Less current portion                                      (4)      (2)
                                                             _____    _____
                                                             $  10    $  12
                                                             =====    =====
      _____________________________________________________________________

      The convertible debentures are convertible during October of the fifth year preceding their maturity date. Each annual series may be redeemed in its entirety prior to the due date except during the conversion period. Debentures were converted into 14,322, 10,468 and 36,598 shares of Class C common stock in 1993, 1992 and 1991, respectively.
      At December 25, 1993, 215,180 shares of Class C common stock are reserved for future conversions.

      Assuming conversion of debentures, scheduled maturities of long-term through 1998 are as follows (in millions): 1994 - $4, 1995 - $3; 1996 - $3; 1997 - $1, and 1998 - $1.

                    KIEWIT CONSTRUCTION & MINING GROUP

                        Notes to Financial Statements


(9)    Income Taxes
       ____________

       An analysis of the provision for income taxes relating to earnings before cumulative effect of change in accounting principle for the three years ended December 25, 1993 follows:

       (dollars in millions)                   1993        1992       1991
       ___________________________________________________________________

       Current:
           U.S. federal                       $  28       $  47      $  30
           Foreign                                2           5          7
           State                                  4           3          4
                                              _____       _____      _____
                                                 34          55         41
                                              _____       _____      _____
       Deferred:
           U.S. federal                           4         (10)       (22)
           Foreign                                1          (4)         -
           State                                 (1)          2          -
                                              _____       _____      _____
                                                  4         (12)       (22)
                                              _____       _____      _____
                                              $  38       $  43      $  19
                                              =====       =====      =====
       ___________________________________________________________________

       The United States and foreign components of earnings for tax reporting purposes, before income taxes and cumulative effect of change in accounting principle follow:

       (dollars in millions)                   1993       1992        1991
       ___________________________________________________________________

       United States                          $ 111      $ 110       $  28
       Foreign                                    7          2          14
                                              _____      _____       _____
                                              $ 118      $ 112       $  42
                                              =====      =====       =====
       ___________________________________________________________________

       The components of the deferred income tax benefit, prior to adopting SFAS No. 109, in 1991 were as follows:

       (dollars in millions)                                          1991
       ___________________________________________________________________

       Retirement benefits and other compensation                   $  (1)
       Insurance reserves                                              (3)
       Construction contract accounting                               (18)
                                                                    _____
                                                                    $ (22)
                                                                    =====
       ___________________________________________________________________

                          KIEWIT CONSTRUCTION & MINING GROUP

                              Notes to Financial Statements


(9)    Income Taxes (continued)
       ________________________

       A reconciliation of the actual provision for income taxes and the tax computed by applying the U.S. federal rate (35% in 1993 and 34% in 1992 and 1991) to the earnings before income taxes and cumulative effect of change in accounting principle for the three years ended December 25, 1993 follows:

       (dollars in millions)                           1993     1992     1991
       ______________________________________________________________________

       Computed tax at statutory rate                 $  41    $  38    $  15
       State income taxes                                 1        3        2
       Foreign taxes                                      -        -        2
       Other                                             (2)       2        -
       Effect of federal income tax rate change          (2)       -        -
                                                      _____    _____    _____
                                                      $  38    $  43    $  19
                                                      =====    =====    =====
       ______________________________________________________________________

       Possible taxes, beyond those provided, on remittances of undistributed earnings of foreign subsidiaries are not expected to be material.

       The components of the net deferred tax assets as of December 25, 1993 and December 26, 1992 were as follows:

       (dollars in millions)                               1993         1992
       _____________________________________________________________________

       Deferred tax assets:
         Construction accounts                            $  16        $   8
         Investments in construction joint ventures          13           18
         Insurance claims                                    24           26
         Compensation - retirement benefits                   6            6
         Other                                               11            6
                                                          _____        _____
         Total deferred tax assets                           70           64
                                                          _____        _____

       Deferred tax liabilities:
         Other                                               13            7
                                                          _____        _____
         Total deferred tax liabilities                      13            7
                                                          _____        _____
       Net deferred tax assets                            $  57        $  57
                                                          =====        =====
       _____________________________________________________________________

                   KIEWIT CONSTRUCTION & MINING GROUP

                       Notes to Financial Statements


 (10)  Employee Benefit Plans
       ______________________

       The Group makes contributions, based on collective bargaining agreements related to its construction operations, to several multi-employer union pension plans. These contributions are included in construction contract costs. Under federal law, the Group may be liable for a portion of future plan deficiencies; however, there no known deficiencies.

       The Group also has a long-term incentive plan, stock appreciation rights, for certain employees. The expense related to this plan was $2 million in 1993, $4 million in 1992 and $5 million in 1991. Substantially all employees of the Group, with the exception of stockholders, are covered under the Group's profit sharing plans. The expense related to these plans was $1 million, $2 million, and $1 million in 1993, 1992 and 1991, respectively.

(11)   Stockholders' Equity
       ____________________

       Ownership of the Class B&C Stock is restricted to certain employees conditioned upon the execution of repurchase agreements which restrict the employees from transferring the stock. PKS is generally committed to purchase all Class B&C Stock at the amount computed pursuant to the Restated Certificate of Incorporation. Issuances and repurchases of common shares including conversions for the three years ended December 25, 1993 (1991 attributed shares) were as follows:
       ____________________________________________________________________

                                                                    B&C
                                                                   Stock
                                                                 _________

       Shares issued in 1991                                       514,518
       Shares repurchased in 1991                                3,103,335
       Shares issued in 1992                                     2,886,418
       Shares repurchased in 1992                                4,902,161
       Shares issued in 1993                                     1,027,657
       Shares repurchased in 1993                                2,293,722
       ____________________________________________________________________

(12)   Other Income
       ____________

       Investment income (loss) was $(8) million, $20 million and $19 million in 1993, 1992 and 1991, respectively. In 1993, losses of $24 million from the sale and permanent writedown of certain derivative securities adversely affected the results. Mining service income that the Group recognized as a result of the Group's mining service arrangements with the Diversified Group was $29 million in 1993 and 1992 and $8 million in 1991. Generally, gains from miscellaneous asset dispositions, including property, plant and equipment, made up the remaining activity of Other Income.

                         KIEWIT CONSTRUCTION & MINING GROUP

                             Notes to Financial Statements


(13)   Industry and Geographic Data
       ____________________________

       The Group's operations are primarily conducted in one business segment; construction contracting.

       The following is derived from geographic information in the PKS consolidated financial statements as it relates to the Group.

       The information below summarizes the Group's operations in different geographical areas:

       Geographic Data (dollars in millions)    1993        1992        1991
       _____________________________________________________________________

       Revenue:

         United States                       $ 1,550     $ 1,466     $ 1,584
         Canada                                  175         182         238
         Other                                    52          23          12
                                             _______     _______     _______
                                             $ 1,777     $ 1,671     $ 1,834
                                             =======     =======     =======
       Operating earnings:

         United States                       $    93     $    92     $    31
         Canada                                    4          (2)         13
         Other                                    22           -         (32)
                                             _______     _______     _______
                                                 119          90          12
       Interest income, net                       10          15          10
       Nonoperating income (expense), net        (11)          7          20
                                             _______     _______     _______

       Earnings before income taxes and
         cumulative effect of change in
         accounting principle                $   118     $   112     $    42
                                             =======     =======     =======

       Identifiable assets:

         United States                       $   530     $   473     $   465
         Canada                                   82          90         102
         Other areas                              13           9           -
         Corporate (1)                           264         290         282
                                             _______     _______     _______
                                             $   889     $   862     $   849
                                             =======     =======     =======
       _____________________________________________________________________

       (1)  Principally cash, cash equivalents and marketable securities.

                      KIEWIT CONSTRUCTION & MINING GROUP

                          Notes to Financial Statements


(14)   Other Matters
       _____________

       The Group is involved in various lawsuits and claims incidental to its business. Management believes that any resulting liability, beyond that provided, should not materially affect the Group's financial position or results of operations.

       The Group leases various buildings and equipment under both operating and capital leases. Minimum rental payments on buildings and equipment subject to noncancellable operating leases during the next 17 years aggregate $10 million.

       It is customary in the Group's industry to use various financial instruments in the normal course of business. These instruments include items such as letters of credit. Letters of credit are conditional commitments issued on behalf of the Group in accordance with specified terms and conditions. As of December 25, 1993, the Group had outstanding letters of credit of approximately $78 million.

(15)   Subsequent Events
       _________________

       On February 28, 1994 the Group completed the purchase of APAC-Arizona, Inc. ("APAC") from Ashland Oil Company, Inc. for approximately $49 million, subject to adjustments. APAC is engaged in the construction materials and contracting businesses in Arizona and surrounding states. The acquisition will be accounted for as a purchase, and accordingly, the purchase price will be allocated to the assets and liabilities of APAC based upon their estimated fair values at the acquisition date. Results of operations of APAC will be included in the Group's results of operations subsequent to the date of acquisition.

                                                              SCHEDULE VIII


                  KIEWIT CONSTRUCTION & MINING GROUP

            Valuation and Qualifying Accounts and Reserves

                                     Additions    Amounts
                          Balance   Charged to    Charged            Balance
(dollars)               Beginning    Costs and         to             End of
in millions)            of Period     Expenses   Reserves    Other    Period
____________________________________________________________________________

Year ended
December 25, 1993
_________________

Alowance for doubtful
  trade accounts          $   2        $   4     $  (1)      $   -     $   5

Reserves:
  Insurance claims           66           13       (13)         (1)       65

Year ended
December 26, 1992
_________________

Allowance for doubtful
  trade accounts          $   2        $   1     $  (1)      $   -     $   2

Reserves:
  Insurance claims           61           20       (15)          -        66

Year ended
December 28, 1991
_________________

Allowance for doubtful
  trade accounts          $   2        $   1     $  (1)      $   -     $   2

Reserves:
  Insurance claims           45           25        (9)          -        61


____________________________________________________________________________

                    KIEWIT CONSTRUCTION & MINING GROUP

          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                          AND RESULTS OF OPERATIONS
          ___________________________________________________________

        The financial statements of the Construction & Mining Group (the "Group") include the financial position, results of operations and cash flows for the construction business and certain mining services of Peter Kiewit Sons', Inc. ("PKS") and a portion of the corporate assets and liabilities and related transactions which are not separately identified with ongoing operations of the Construction & Mining Group or the Diversified Group. The Group's share of corporate assets and liabilities and related transactions includes amounts to reflect certain financial activities, corporate general and administrative costs and income taxes. See Notes 1 and 3 to the Group's financial statements.

                      Results of Operations - 1993 vs. 1992
                      _____________________________________

Construction
____________

        Construction revenue increased by $98 million or 6% in 1993. The Group's share of joint venture revenue rose by 60% and accounted for 24% of the total construction revenue for the period as compared to 16% for 1992. Several large contracts awarded in 1992 and early 1993 contributed to the overall increase, the largest of which was the San Joaquin Toll Road Joint Venture ("San Joaquin"). The increase in joint venture revenue was partially offset by a small decrease in sole contract revenue recognized due to a decrease in the average size of sole contracts awarded. Contract backlog at December 25, 1993 was $2.1 billion, of which 6% is attributable to foreign operations, principally, Canada. Projects on the west coast comprised 50% of the total backlog of which San Joaquin accounts for $435 million. San Joaquin is scheduled for completion in 1997.

        Direct costs associated with construction contracts increased $66 million or 4% to $1.569 billion in 1993. The increase is net of a $20 million reduction in reserves previously established for the non-sponsored Denmark tunnel project. The overall rise in costs is directly attributable to the increase in volume. Costs as a percentage of revenue, excluding the reduction in reserves, approximated 90% and 91% for 1993 and 1992, respectively.

        Management of the non-sponsored Denmark tunnel projected completed a cost estimate which indicated a favorable variance in the estimated costs of the project. As a result of this revised cost estimate and negotiations with the owner, management reduced reserves maintained to provide for the Group's share of estimated losses on the project. This reduction contributed to the increase in gross margin to 11% in 1993 from 9% in 1992.

Other Income
____________

        Other income decreased $25 million in 1993. Approximately 90% of the decline resulted from the realization of losses on the sale of and valuation adjustments to certain derivative instruments. Slight increases in miscellaneous income partially offset declines in interest income and net gains on asset dispositions.

                     KIEWIT CONSTRUCTION & MINING GROUP

           MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                          AND RESULTS OF OPERATIONS
           ___________________________________________________________

                 Results of Operations - 1993 vs. 1992 (continued)
                 _________________________________________________


Selling and Administrative
__________________________

        Selling and administrative expenses increased 4% in 1993 as a result of moderate increases in several of the Group's operating districts.

Taxes
_____

        The effective income tax rates are 32% in 1993 and 38% in 1992. The rates differ from the statutory rates principally because of the effect of the Federal income tax rate change on deferred tax assets in 1993 and state income taxes in 1992.


                    Results of Operations - 1992 vs. 1991
                    _____________________________________

Construction
____________

        Revenue from construction activity in 1992 decreased 9% compared to 1991. Although the number of new contracts awarded in 1992 increased approximately 15%, the average size of new contracts, excluding the $520 million contract awarded from the San Joaquin Hills Transportation
Corridor Agency ("San Joaquin"), decreased by approximately 20%. Contract backlog at December 26, 1992 was $2.2 billion, a $300 million increase from backlog at December 28, 1991. Of the 1992 backlog, 9% relates to foreign projects mainly in Canada and the remainder relates to projects in the United States. Sixty-four percent of the U.S. projects are on the west coast. The decrease in revenue as well as in contract backlog (excluding San Joaquin) is the result of the general state of the economy in Canada and the United States. Fluctuating demand cycles are typical of the industry. The gross margin was 9% in 1992 and 6% in 1991. The 1991 gross margin was unfavorably impacted primarily by losses on the Denmark tunnel project and on several U.S. projects.

        Management of the nonsponsored Denmark tunnel project completed negotiations with respect to the settlement of claims against the project owner and equipment supplier. The new agreement covered the reimbursement of certain costs incurred and time extensions due to differing soil conditions at the site of the tunnels. Costs incurred with respect to the flooding of two of the four tunnels being drilled as part of the project have been covered by insurers. Because of the remaining uncertainties involved in completing the tunnels, due primarily to the adverse soil conditions, no adjustments were made in 1992 for the Company's share of the estimated losses. Management believed that the resolution of the uncertainties would not materially affect on the Company's financial position.

                   KIEWIT CONSTRUCTION & MINING GROUP

          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                         AND RESULTS OF OPERATIONS
          ___________________________________________________________

               Results of Operations - 1992 vs. 1991 (continued)
               _________________________________________________


Other Income
____________

        Other income increased 43% in 1992 compared to 1991. The Group's investment income of $20 million in 1992 approximated the 1991 amount. The overall increase in Other Income is principally the result of a $21 million increase in mine service income that the Group recognized a result of a new mine management service agreement, effective as of the beginning of 1992, with the Diversified Group. Significant increases are not expected to continue in the future. The new agreement provides that a percentage of the Diversified Group's operating income from mining operations is to be paid to the Group.

Selling and Administrative
__________________________

        Selling and administrative expenses increased 3% in 1992 as result of moderate increases in several of the Group's administrative departments.

Interest Expense
________________

        Interest expense decreased from $5 million in 1991 to $2 million in 1992 due primarily to interest incurred in 1991 on settlements of various tax issues.

Taxes
_____

        The effective income tax rates are 38% in 1992 and 45% in 1991, which are higher than the statutory rate of 34%, primarily due to state income taxes in 1992 and foreign and state income taxes in 1991.

                   Financial Condition - December 25, 1993
                   _______________________________________


        In 1993, the Group's working capital increased $30 million or 9% to $372 million.

        For the year, the Group generated $87 million of cash from operating activities, a decrease of 4% from the prior year.

        The Group's 1993 net investing activities used $20 million.
Capital expenditures of $54 million and other outlays of $12 million exceeded net proceeds from sales and maturities of marketable securities of $32 million and proceeds from sales of fixed assets of $14 million. Future investing activity includes the acquisition of APAC, purchasing additional shares of an electrical contractor - the Group is committed to 80% ownership by 1997 - and investing between $40 and $75 million annually in the construction business.

                    KIEWIT CONSTRUCTION & MINING GROUP

          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                           AND RESULTS OF OPERATIONS
          ___________________________________________________________

              Financial Condition - December 25, 1993 (continued)
              ___________________________________________________



        Financing activities reducing cash during 1993 consisted of net conversions of Class B&C stock for Class D stock of $26 million, stock repurchases of $14 million and dividends of $10 million. Stock issuances and long-term debt borrowings generated cash of $16 million and $2 million, respectively, in 1993. Stock conversions and repurchases, dividends ($6 million paid in January of 1994), and stock issuances will continue as the Group's major financing activities.

        The Group's existing cash and cash equivalents, marketable securities and operating cash flows, along with existing borrowing capacity, should suffice for 1994 working capital and capital expenditure requirements and provide adequate liquidity for the expenditures discussed above.